
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **:** ___*July 15, 2005*___



RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)


Delaware	*0-12906*	*36-2096643*
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois	*60147-0393*
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: *(630) 208-2200*

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 **Other Events.**

On July 15, 2005, Richardson Electronics, Ltd. announced the acquisition of A.C.T. Kern GmbH & Co. KG, one of the leading display technology companies in Europe. Located in Donaueschingen in southern Germany the A.C.T. Kern group of display specialists combined with Richardson's Pan European sales and marketing team will provide customers with a complete range of custom display solutions.

Item 9.01 **Financial Statements and Exhibits.**

(c) Exhibits.

   Exhibit 99.1 Press release of Richardson Electronics, Ltd. dated July 15, 2005

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICHARDSON ELECTRONICS, LTD.

Date: *July 18, 2005*　　　　　By: /s/ *David DeNeve*

　　　　　　　　　　　　　Name: David DeNeve
　　　　　　　　　　　　　Title:　Senior Vice President and
　　　　　　　　　　　　　　　　Chief Financial Officer

Exhibit 99.1 Press release of Richardson Electronics, Ltd. dated July 15, 2005



For Immediate Release

For Details, Please Contact:

Ed Richardson

Chairman and Chief Executive Officer
Richardson Electronics, Ltd.

Phone: (630) 208-2340
E-mail: mbinder@rell.com

Corporate Headquarters

40W267 Keslinger Road, PO Box 393
LaFox, IL 60147-0393, USA

Phone: (630) 208-2200
Fax: (630) 208-2550

Richardson Electronics Announces the Acquisition of A.C.T. Kern

LaFox, IL, July 15, 2005:   Richardson Electronics, Ltd. (NASDAQ: RELL) today announced the acquisition of A.C.T. Kern GmbH & Co. KG, one of the leading display technology companies in Europe. Located in Donaueschingen in southern Germany the A.C.T. Kern group of display specialists combined with Richardson's Pan European sales and marketing team will provide customers with a complete range of custom display solutions.

Edward J. Richardson, Chairman and CEO Richardson Electronics, stated, "We are extremely pleased with the addition of A.C.T. Kern to the Richardson family of companies. A.C.T. Kern combined with our Display Systems Group gives us the technical resources to expand our display solutions business on a global basis."

"We are very happy with the merger of A.C.T. Kern and Richardson Electronics, which will provide the resources necessary to market our entire line of display solutions throughout Europe and the Mid East," stated Uli Kern, Managing Director A.C.T. Kern.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of "engineered solutions," serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

About A.C.T. Kern

A.C.T. Kern GmbH & Co. KG is one of the leading display technology companies in Europe, with world wide customers in industry, OEM, medicine, multimedia, IT trading, system houses and many more.